(Amphastar Pharmaceuticals, Inc. Letterhead)

November 15, 2010

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F. Street, N.E.

Washington D.C. 20549

Re:                               Request for Withdrawal of Registration Statement on Form S-1, File No.: 333-122725, Filed February 11, 2005

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Amphastar Pharmaceuticals, Inc. (the “Registrant”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s Registration Statement on Form S-1 (File No. 333-122725), together with all exhibits and amendments thereto (the “Registration Statement”), effective as of the date hereof.  The Registration Statement was initially filed with the Commission on February 11, 2005.

The Registrant is withdrawing the Registration Statement as it is not pursuing an initial public offering at this time.  The Registrant confirms that the Commission did not declare the Registration Statement effective, and no securities have been distributed, issued or sold pursuant to the Registration Statement.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement.  However, the Registrant requests, in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against the filing fee for the filing of any future registration statement or registration statements.

If you have any questions or require further information or documentation regarding the foregoing, please do not hesitate to contact the undersigned at 1-800-423-4136, ext. 2021.  Please forward a copy of the order withdrawing the Registration Statement to the undersigned at the address set forth in the letterhead above.

Thank you for your assistance.

Very truly yours,

Amphastar Pharmaceuticals, Inc.

By:	/s/ John Weber
Name:	John Weber
Title:	Chief Financial Officer